UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-52267

CUSIP NUMBER: 73158P101

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________

PART I - REGISTRANT INFORMATION

Polonia Bancorp

Full name of Registrant

Former Name if Applicable

3993 Huntingdon Pike, 3rd Floor

Address of Principal Executive Office (Street and Number)

Huntingdon Valley, Pennsylvania 19006

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Polonia Bancorp (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 by the March 30, 2012 due date because the Company requires additional time to complete the Form 10-K disclosures. As previously disclosed, the Company determined to restate the financial statements contained in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2011 and June 30, 2011 in connection with a change in the accounting for loans acquired from the former Earthstar Bank. The restatement process has delayed the Company’s preparation and filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2011 and its Annual Report on Form 10-K for the year ended December 31, 2011.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul D. Rutkowski	(215) 938-8800
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As a result of the 2010 acquisition of certain assets and deposits of the former Earthstar Bank from the FDIC, the Company recognized $3.2 million in net income for the year ended December 31, 2010.  Without this acquisition related gain, the Company’s net income for the year ended 2011 is estimated to be $399,000.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

POLONIA BANCORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2012	By:	/s/ Paul D. Rutkowski
Paul D. Rutkowski
Treasurer and Chief Financial Officer